EXHIBIT 99.1
                                                                    ------------



NEWS RELEASE
FOR IMMEDIATE RELEASE
NOVEMBER 1, 2004
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ARC RESOURCES LTD. / ARC ENERGY TRUST ANNOUNCE THE NOVEMBER 2004 INCREASE
TO THE ARX EXCHANGEABLE SHARES EXCHANGE RATIO

CALGARY, NOVEMBER 1, 2004 (AET.UN AND ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.64267 to 1.65735. Such increase will be effective on November 15, 2004.

The following are the details on the calculation of the Exchange Ratio:

------------------------------------------------------------------------------------------------------------------------------
                                     ARC Energy      10 day Weighted    Increase in    Effective Date of the     Exchange
  Record Date of ARC    Opening         Trust        Average Trading      Exchange     Increase in Exchange     Ratio as of
     Energy Trust       Exchange    Distribution     Price of AET.UN      Ratio **             Ratio             Effective
     Distribution        Ratio        per Unit      (Prior to the end                                              Date
                                                      of the Month)
------------------------------------------------------------------------------------------------------------------------------
 October 31, 2004        1.64267         $0.15            16.7862          0.01468      November 15, 2004        1.65735

------------------------------------------------------------------------------------------------------------------------------

** The increase in the Exchange ratio is calculated by dividing the ARC Energy Trust Distribution per Unit multiplied by the opening exchange ratio by the 10 day weighted average trading price of AET.UN.

A holder of ARC Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is WWW.COMPUTERSHARE.COM.

ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

                For further information about ARC Energy Trust, please visit our website WWW.ARCRESOURCES.COM or contact:

                 Investor Relations, E-mail: ir@arcresources.com
            Telephone: (403) 503-8600            Fax: (403) 509-6417

                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                           2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9